Exhibit 99.1

News

Release

C$ unless otherwise stated	TSX/NYSE/PSE: MFC	SEHK: 945

For Immediate Release

December 5, 2024

Manulife Financial Corporation announces results of Conversion Privilege of Non-cumulative Rate Reset Class 1 Shares Series 17

TORONTO – Manulife Financial Corporation (“Manulife”) today announced that after having taken into account all election notices received by the December 4, 2024 deadline for conversion of its currently outstanding 14,000,000 Non-cumulative Rate Reset Class 1 Shares Series 17 (the “Series 17 Preferred Shares”) (TSX: MFC.PR.M) into Non-cumulative Floating Rate Class 1 Shares Series 18 of Manulife (the “Series 18 Preferred Shares”), the holders of Series 17 Preferred Shares are not entitled to convert their Series 17 Preferred Shares into Series 18 Preferred Shares. There were 6,650 Series 17 Preferred Shares elected for conversion, which is less than the minimum one million shares required to give effect to conversions into Series 18 Preferred Shares.

As announced by Manulife on November 20, 2024, after December 19, 2024, holders of Series 17 Preferred Shares will be entitled to receive fixed rate non-cumulative preferential cash dividends on a quarterly basis, as and when declared by the Board of Directors of Manulife and subject to the provisions of the Insurance Companies Act (Canada). The dividend rate for the five-year period commencing on December 20, 2024, and ending on December 19, 2029, will be 5.54200% per annum or $0.346375 per share per quarter, being equal to the sum of the five-year Government of Canada bond yield as at November 20, 2024, plus 2.36%, as determined in accordance with the terms of the Series 17 Preferred Shares.

Subject to certain conditions described in the prospectus supplement dated August 11, 2014 relating to the issuance of the Series 17 Preferred Shares, Manulife may redeem the Series 17 Preferred Shares, in whole or in part, on December 19, 2029 and on December 19 every five years thereafter.

The Series 17 Preferred Shares have not been and will not be registered in the United States under the United States Securities Act of 1933, as amended (the “Securities Act”), or the securities laws of any state of the United States and may not be offered, sold or delivered, directly or indirectly in the United States or to, or for the account or benefit of, a “U.S. person” (as defined in Regulation S under the Securities Act) absent registration or an applicable exemption from such registration requirements. This press release does not constitute an offer to sell or a solicitation to buy securities in the United States and any public offering of the securities in the United States must be made by means of a prospectus.

About Manulife

Manulife Financial Corporation is a leading international financial services provider, helping people make their decisions easier and lives better. With our global headquarters in Toronto, Canada, we provide financial advice and insurance, operating as Manulife across Canada, Asia, and Europe, and primarily as John Hancock in the United States. Through Manulife Investment Management, the global brand for our Global Wealth and Asset Management segment, we serve individuals, institutions, and retirement plan members worldwide. At the end of 2023, we had more than 38,000 employees, over 98,000 agents, and thousands of distribution partners, serving over 35 million customers. We trade as ‘MFC’ on the Toronto, New York, and the Philippine stock exchanges, and under ‘945’ in Hong Kong.

Not all offerings are available in all jurisdictions. For additional information, please visit manulife.com.

Media Contact Anne Hammer Manulife 201-925-1213 ahammer@manulife.com	Investor Relations Hung Ko Manulife 416-806-9921 hung_ko@manulife.com